Ur-Energy Inc.
(a Development Stage Company)

Unaudited Consolidated Financial Statements

September 30, 2007

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Balance Sheets

(expressed in Canadian dollars)
	September 30,	December 31,
	2007	2006
	$	$
	(unaudited)
Assets

Current assets
Cash and cash equivalents	32,754,906	28,727,824
Short-term investments	49,999,021	-
Amounts receivable	366,518	80,376
Prepaid exploration costs and expenses	159,251	148,243

	83,279,696	28,956,443

Bonding and other deposits (note 3)	944,444	166,151
Capital assets (note 4)	750,096	152,316
Mineral exploration properties (note 5)	30,689,598	30,652,405
Deferred exploration expenditures (note 5)	23,165,760	13,552,397

	55,549,898	44,523,269

	138,829,594	73,479,712

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	1,900,931	636,249
Current portion of New Frontiers obligation	-	5,831,900

	1,900,931	6,468,149

New Frontiers obligation (note 7)	-	8,881,595
Asset retirement obligation (note 8)	183,692	-
Future income tax liability	2,188,000	2,188,000

	4,272,623	17,537,744

Shareholders' equity
Capital stock (note 6)	139,264,829	59,236,406
Warrants (note 6)	-	45,604
Contributed surplus (note 6)	6,882,878	2,678,341
Deficit	(11,590,736)	(6,018,383)

	134,556,971	55,941,968

	138,829,594	73,479,712

The accompanying notes are an integral part of these consolidated interim financial statements.

Approved by the Board of Directors:

signed "Jeffrey Klenda"	signed "Paul Macdonell"
Director	Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)

	Three months	Three months	Nine months	Nine months	Cumulative from
	ended	ended	ended	ended	March 22, 2004 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006	2007
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expenses
Management fees	-	-	-	323,500	589,106
Promotion	217,753	128,150	810,041	477,638	2,086,018
Regulatory authority and transfer agent fees	17,484	21,429	77,452	86,704	201,480
Professional fees	145,087	307,109	606,346	594,299	1,809,916
General and administrative	1,666,302	1,050,903	4,503,917	2,811,071	8,989,549
General exploration expense	384,797	90,209	894,224	234,194	1,473,911
Write-off of mineral property and deferred
exploration expenditures	-	-	-	-	107,462
Amortization of capital assets	17,066	5,945	48,007	17,488	82,864

	(2,448,489)	(1,603,745)	(6,939,987)	(4,544,894)	(15,340,306)

Interest income	948,494	143,856	1,936,988	371,452	2,704,584
Foreign exchange gain (loss)	(1,417,542)	5,519	(559,354)	466,448	158,986
Other income (loss)	(10,000)	-	(10,000)	-	(10,000)

	(479,048)	149,375	1,367,634	837,900	2,853,570

Loss before income taxes	(2,927,537)	(1,454,370)	(5,572,353)	(3,706,994)	(12,486,736)

Recovery of future income taxes	-	32,000	-	272,000	896,000

Net loss and comprehensive loss
for the period	(2,927,537)	(1,422,370)	(5,572,353)	(3,434,994)	(11,590,736)

Deficit - Beginning of period	(8,663,199)	(2,970,481)	(6,018,383)	(957,857)	-

Deficit - End of period	(11,590,736)	(4,392,851)	(11,590,736)	(4,392,851)	(11,590,736)

Loss per common share:
Basic and diluted	(0.03)	(0.02)	(0.07)	(0.06)

Weighted average number of common shares outstanding:
Basic and diluted	91,903,556	62,005,612	83,353,208	55,596,856

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Consolidated Statements of Cash Flow

(expressed in Canadian dollars)
	Three months	Three months	Nine months	Nine months	Cumulative from
	ended	ended	ended	ended	March 22, 2004 to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006	2007
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used in)

Operating activities
Net loss for the period	(2,927,537)	(1,422,370)	(5,572,353)	(3,434,994)	(11,590,736)
Items not affecting cash:
Stock based compensation	1,042,069	707,429	2,743,316	2,151,631	5,826,826
Amortization of capital assets	17,066	5,945	48,007	17,488	82,864
Write-off of deferred exploration expenditures	-	-	-	-	107,462
Foreign exchange gain	-	(91,774)	(1,186,840)	(828,537)	(2,308,481)
Other loss (income)	10,000	-	10,000	-	10,000
Recovery of future income taxes	-	(32,000)	-	(272,000)	(896,000)
Change in non-cash working capital items:
Amounts receivable	(181,141)	(99,282)	(291,449)	(103,541)	(376,518)
Prepaid exploration costs and expenses	97,657	18,051	(11,008)	(42,982)	(159,251)
Accounts payable and accrued liabilities	(658,129)	(47,577)	(216,318)	(544,751)	(898,555)

	(2,600,015)	(961,578)	(4,476,645)	(3,057,686)	(10,202,389)

Investing activities
Mineral exploration property costs	(585,873)	(179,411)	(1,041,474)	(386,443)	(9,227,321)
Deferred exploration expenditures	(2,442,219)	(1,723,232)	(5,839,491)	(3,281,693)	(14,356,112)
Purchase of short-term investments	(49,999,021)	-	(49,999,021)	(3,000,000)	(62,829,021)
Sale of short-term investments	-	1,000,000	-	6,840,000	12,840,000
Increase in bonding and other deposits	(383,947)	(49,412)	(778,293)	(129,069)	(944,444)
Purchase of capital assets	(311,581)	(6,328)	(708,822)	(94,649)	(895,995)

	(53,722,641)	(958,383)	(58,367,101)	(51,854)	(75,412,893)

Financing activities
Issuance of common shares and warrants for cash	-	18,045,999	77,744,735	18,045,999	119,918,053
Share issue costs	-	(246,045)	(246,119)	(246,045)	(2,453,711)
Proceeds from exercise of warrants, compensation
options and stock options	342,200	1,230,657	1,327,587	8,789,394	18,470,971
Payment of New Frontiers obligation	-	-	(11,955,375)	(5,609,750)	(17,565,125)

	342,200	19,030,611	66,870,828	20,979,598	118,370,188

Net change in cash and cash equivalents	(55,980,456)	17,110,650	4,027,082	17,870,058	32,754,906

Cash and cash equivalents - Beginning of period	88,735,362	1,584,305	28,727,824	824,897	-

Cash and cash equivalents - End of period	32,754,906	18,694,955	32,754,906	18,694,955	32,754,906

The accompanying notes are an integral part of these consolidated interim financial statements.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. ( the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario. The Company continued under the Canada Business Corporation Act on August 7, 2006. These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly - owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The accounting policies used in the preparation of the interim consolidated financial statements conform to those used in the Company’s annual financial statements and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements for the year ended December 31, 2006.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include investments which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments include investments which have a term to maturity at the time of purchase in excess of ninety days. These investments are readily convertible into cash. Short-term investments are classified as held-to-maturity. Interest income is recorded using the effective interest rate method and is included in income for the period. As at September 30, 2007, short-term investments have maturity dates raning from January 2, 2008 to February 1, 2008 and have effective annual interest rates ranging from 4.51% to 4.52% .

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates: computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30% and field equipment at 30%.

Mineral exploration property and deferred exploration expenditures

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. The interest cost of debt directly attributable to the financing of mineral property acquisitions is capitalized during the exploration and development period. When production is attained, these costs will be amortized. If properties are abandoned or considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Expenditures of a general reconnaissance nature are expensed to general exploration in the statement of operations and deficit.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount of the liability.

Stock-based compensation

All stock-based payments made to employees and non-employees are accounted for in the financial statements. Compensation cost is measured at the grant date based on the fair value of the reward and compensation expense is recognized over the related service period. Compensation cost recorded related to contractor shares and stock options is charged to expense or is capitalized to deferred exploration expenditures when related to direct exploration activities.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares. Under the terms of the flow - through share agreements, the tax benefits of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers. Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Expenses are translated at exchange rates in effect at the date the transaction is entered into. Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method that requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance on net future tax assets when it is more likely than not that such assets will not be realized.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period. The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Financial instruments

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The initial adoption of these standards did not have a significant impact on these financial statements.

These sections describe the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, must be measured at their fair value, except for those classified as held-to-maturity, and loans and receivables. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes or are derivatives, and if not they are measured at their amortized value.

3.	Bonding and other deposits

Bonding and other deposits include $771,174 (December 31, 2006 – $107,532) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company. As at September 30, 2007, bonding and other deposits also include $173,270 (US $174,504) on deposit with trade vendors.

4.	Capital assets

	September 30, 2007
	(unaudited)			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computers	103,170	20,321	82,849	31,347	5,544	25,803
Software	61,340	7,657	53,683	531	175	356
Office furniture	114,995	16,048	98,947	36,806	6,346	30,460
Field vehicles	301,057	68,575	232,482	114,212	21,646	92,566
Field equipment	315,433	33,298	282,135	4,277	1,146	3,131

	895,995	145,899	750,096	187,173	34,857	152,316

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

5.	Mineral exploration properties and deferred exploration expenditures

	Canada				USA		Total
				R-Seven	Lost Creek/	Other Wyoming
	Thelon	Hornby Bay	Bugs	& Rook 1	Lost Soldier	& South Dakota
	$	$	$	$	$	$	$
Mineral exploration properties:

Balance, December 31, 2005	225,351	33,149	-	-	23,615,291	3,101,272	26,975,063

Property acquisition costs	3,543	-	29,000	-	-	1,281,396	1,313,939
Property staking and claim costs	18,446	562	-	-	62,360	315,242	396,610
Interest capitalized	-	-	-	-	1,773,152	160,493	1,933,645
Triex Minerals Corp. option payment	-	(25,000)	-	-	-	-	(25,000)
Energy Metals property swap	-	-	-	-	-	91,980	91,980
Write-off of mineral property costs	(33,832)	-	-	-	-	-	(33,832)

Balance, December 31, 2006	213,508	8,711	29,000	-	25,450,803	4,950,383	30,652,405

Property acquisition costs	-	-	71,500	-	-	751,418	822,918
Property staking and claim costs	38,126	-	509	-	317,396	477,024	833,055
Interest capitalized	-	-	-	-	407,951	36,925	444,876
Reduction in capitalized interest	-	-	-	-	(1,848,815)	(167,341)	(2,016,156)
Target Exploration & Mining Corp. shares	-	-	-	-	-	(47,500)	(47,500)

Balance, September 30, 2007 (unaudited)	251,634	8,711	101,009	-	24,327,335	6,000,909	30,689,598

Deferred exploration expenditures:

Balance, December 31, 2005	1,815,255	409,051	-	-	1,887,878	3,071,508	7,183,692

Geology	395,409	11,620	4,455	-	1,904,086	262,290	2,577,860
Geophysical	437,335	300	28,133	-	31,378	-	497,146
Geochemistry	406,827	12,737	-	-	-	-	419,564
Permitting and environmental	334,078	-	-	-	1,098,124	128	1,432,330
Engineering hydrology	-	-	-	-	347,813	-	347,813
Reclamation	-	-	-	-	20,640	-	20,640
Project consulting	-	-	-	-	10,108	-	10,108
Report preparation	-	-	-	-	25,480	-	25,480
Drilling	240	-	-	-	1,006,087	-	1,006,327
Assaying	300	-	-	-	34,954	-	35,254
Surveying	-	-	-	-	-	8,334	8,334
Data acquisition and related costs	-	-	-	-	-	99,209	99,209
Energy Metals property swap	-	-	-	-	-	(91,980)	(91,980)
Write-off of deferred exploration	(19,380)	-	-	-	-	-	(19,380)

Balance, December 31, 2006	3,370,064	433,708	32,588	-	6,366,548	3,349,489	13,552,397

Geology	202,782	-	182,910	5,675	2,513,854	174,963	3,080,184
Geophysical	5,460	-	4,391	55,515	249,759	1,419	316,544
Geochemistry	61,203	-	402,907	-	-	-	464,110
Permitting and environmental	153,663	-	840	-	1,368,706	7,961	1,531,170
Engineering hydrology	-	-	-	-	777,068	-	777,068
Reclamation	-	-	-	-	203,702	-	203,702
Drilling	4,058	-	-	731,439	2,299,458	52	3,035,007
Assaying	-	-	-	-	42,936	-	42,936
Surveying	-	-	-	-	1,855	-	1,855
Data acquisition and related costs	-	-	-	-	1,464	6,722	8,186
Equipment depreciation	-	-	-	-	63,035	-	63,035
Land management costs	-	-	-	-	20,936	68,630	89,566

Balance, September 30, 2007 (unaudited)	3,797,230	433,708	623,636	792,629	13,909,321	3,609,236	23,165,760

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

Thelon

The Company's Thelon Basin projects include Screech Lake, Eyeberry and Gravel Hill and are located in the Northwest Territories, Canada.

Hornby Bay

The Company's Hornby Bay projects in Nunavut, Canada included the Dismal Lake West and Mountain Lake claim groups.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option, and obtain a 100% interest, Triex was required to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs

The Bugs property is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement, in September 2007, 25,000 common shares were issued for an additional 30% interest. These common shares were valued at $71,500. On the second anniversary 50,000 common shares are issuable for the final 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million.

R-Seven and Rook I

During June 2007, the Company signed a letter of intent with Titan Uranium Incorporated ("Titan"). The definitive option agreement, signed during August 2007, provides that the Company can earn up to an undivided 51% working interest in Titan's R-Seven and Rook I properties located in the Athabasca Basin, Saskatchewan by funding $9 million in exploration programs managed by Titan over a 4-year earn-in period. The option agreement calls for annual expenditures of $2 million in each of the first three years with a further $3 million in year four. Vesting of a 25% working interest will be at the Company’s election after the expenditure of $4 million in the second year of the agreement. Upon the expenditure of an additional $2 million in year three, the Company will be eligible to vest a further 10% working interest. The remaining 16% working interest may vest with the expenditure of $3 million in year four. Upon completion of the earn-in phase, the Company and Titan will proceed as joint venture partners with the Company becoming project operator.

United States - Wyoming & South Dakota

On February 3, 2005, the Company entered into a letter of intent with Dalco Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire certain unpatented claims and land records for the property located in Wyoming, USA together with exploration records, drill log files and related data (collectively the “Radon Springs Property”). The Company paid Dalco US$25,000 upon signing the Dalco LOI and the Company issued 25,000 common shares to Dalco in order to acquire a 25% interest in the Radon Springs Property. These common shares were issued on June 3, 2005.

On July 20, 2005, the Company concluded a definitive agreement with Dalco (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. During November 2006, the Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares. During September 2007, the Company exercised its right to acquire the remaining 25% interest, for a 100% total interest, by providing an additional US $150,000 and 150,000 common shares. Dalco retains a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores from the Radon Springs Property.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

On March 6, 2005, the Company entered into a letter of intent with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”). Under the terms of the New Frontiers LOI, the Company was entitled to acquire certain Wyoming USA properties, subject to satisfactory completion of due diligence within 90 days after March 11, 2005. The Company completed due diligence requirements during June of 2005 and entered into definitive agreements effective June 30, 2005 (the “New Frontiers Agreements”).

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US $20,000,000) (see note 7).

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock (also known as "Red Rim") and Chalk Hills projects to Energy Metals for their holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ unpatented mining claims known as the TD group in Albany County, Wyoming. Energy Metals received the Company’s unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with the unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a 1/2% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historical costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement with Power Resources Inc. ("PRI") related to the Bootheel and Buck Point project areas. The Company paid a first installment of $99,209 (US $90,000) related to the acquisition of this data. During May 2007, the Company made a second and final payment of $99,028 (US $90,000) .The data includes drill hole logs, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators as well as historical feasibility reports. Under the terms of the agreement, the Company will provide PRI with a 1% royalty on future uranium and associated minerals produced from the property.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming, consisting of certain unpatented mining claims in four claim blocks. The Company purchased the properties for an aggregate consideration of 250,000 common shares of the Company. Additionally, on September 29, 2006, the Company acquired additional unpatented mining claims relating to one of these claim blocks for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

During October 2006, the Company acquired certain State of South Dakota Mineral Leases in Harding County, northwest South Dakota for cash consideration of $158,431.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin. The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture with Target. Target will contribute US $3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC. The initial 50,000 common shares of Target were received during August 2007. Minimum exploration expenditures of US $750,000 are required in each year during the four year earn-in period. Target will be the operator of the Bootheel Project.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC. The Hauber property is located in Crook County, Wyoming and consists of certain unpatented lode mining claims and one state uranium lease. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in Hauber Project LLC by contributing a total of US $1.5 million in exploration expenditures to the project over three years. Minimum exploration expenditures of US $350,000 are required in year one of the earn-in period with US $575,000 required in years two and three. Trigon will act as manager of the project. The agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by making an additional payment of US $1.0 million for project exploration and expenditures. If Trigon does not exercise this option, the Company may do so for the same payment contribution. The agreements provided for an environmental due diligence period during which Trigon conducted an independent study to confirm that there are no manmade environmental hazards or other environmental liabilities prior to the commencement of the project. During September 2007, Trigon notified the Company that pursuant to its environmental due diligence, it had satisfied itself of this requirement.

6.	Capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

Issued
	Common
	Shares	Amount	Warrants	Amount
	#	$	#	$

Balance, December 31, 2005	47,204,040	22,243,625	13,090,560	2,431,702

Common shares issued for cash, net
of issue costs	9,204,727	20,062,699	-	-
Exercise of warrants	13,483,134	13,701,383	(13,483,134)	(2,546,458)
Expired warrants	-	-	(32,800)	(4,350)
Exercise of compensation options	1,337,904	1,975,223	588,250	164,710
Exercise of stock options	106,500	206,152	-	-
Common shares issued for properties	360,000	990,000	-	-
Common shares issued for services	1,778,747	1,303,824	-	-
Tax effect of flow-through shares	-	(1,246,500)	-	-

Balance, December 31, 2006	73,475,052	59,236,406	162,876	45,604

Common shares issued for cash, net
of issue costs	17,431,000	77,503,307	-	-
Exercise of warrants	156,209	229,154	(156,209)	(43,737)
Expired warrants	-	-	(6,667)	(1,867)
Exercise of compensation options	104,778	201,434	-	-
Exercise of stock options	774,000	1,553,528	-	-
Common shares issued for properties	175,000	541,000	-	-

Balance, September 30, 2007 (unaudited)	92,116,039	139,264,829	-	-

No Class A preference shares have been issued.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

2007 issuances

During April 2007, the Company announced a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share.

On May 1, 2007, the Company filed a final short form prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario. This financing closed on May 10, 2007. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters' commissions were $5,293,943.

During September 2007, the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property in Nunuvat, Canada. These shares represent an additional 30% interest in the property for a total earned interest of 42%. These common shares were valued at $71,500.

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's Radon Springs Project in Wyoming. These common shares were valued at $469,500.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The bought deal financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants, a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares were issued upon the exercise of stock options.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to the entire total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 has been recorded as a reduction of capital stock during the year.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

Director, officer and contractor shares for service

The Company had approved the potential issuance of a total of 2,760,000 common shares to directors, officers and contractors of the Company to compensate for services provided to the Company under various service contracts. Vesting of the balance of 613,679 common shares issuable under these service contracts was accelerated during September of 2006. Including this final balance of contractor shares recorded during the third quarter of 2006, the Company recorded a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006. Of that total, $590,354 was charged to stock based compensation expense and $146,470 was capitalized as deferred exploration expenditures.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000. These common shares were recorded as a stock based compensation expense in general and administrative expense.

Warrants

As at September 30, 2007, the Company had a total of nil (December 31, 2006 – 162,876) common share warrants outstanding. The fair value of warrants issued has been estimated using the Black-Scholes option pricing model and this value has been presented as a separate component of shareholders' equity. As at December 31, 2006, the remaining value allocated to outstanding warrants was $45,604 . The assumptions used for the valuation of warrants are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate 4% and an expected life of the warrants of two years.

Compensation options and compensation option warrants

The Company has provided compensation options to agents who refer investors to the Company. Compensation options are exercisable into equity instruments having the same attributes as those purchased by the referred investor. As at September 30, 2007, the Company had outstanding a total of 5,568 (December 31, 2006 – 110,346) compensation options exercisable at $1.25 per share until November 29, 2007.

The fair value of compensation options issued has been estimated using the Black-Scholes option pricing model and this value has been presented as contributed surplus within shareholders' equity and recorded as a share issue cost. As at September 30, 2007 the balance allocated to compensation options is $3,745 (December 31, 2006 – $74,208). The assumptions used for the valuation of compensation options are as follows: dividend yield of nil, expected volatility 100%, risk-free interest rate of 4% and an expected life of the options of one to two years.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”). Eligible participants under the Plan include directors, officers, employees and consultants of the Company. Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

On January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. These stock options were determined to have a fair value at grant of $2.20 per share. On February 19, 2007, the Company granted 600,000 stock options to a new executive officer. These stock options are exercisable at $5.03 per share and expire February 15, 2012. These stock options were determined to have a fair value at grant of $2.71 per share. On May 23, 2007, the Company granted a total of 2,100,000 stock options to directors, officers, employees and contractors of the Company. These stock options are exercisable at $4.75 per share and expire May 15, 2012. These stock options were determined to have a fair value at grant of $2.45 per share. On July25, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $3.67 per share and expire July 15, 2012. These stock options were determined to have a fair value at grant of $1.91 per share. On August 8, 2007, the Company granted a total of 437,500 stock options to officers and employees of the Company. These stock options are exercisable at $3.00 per share and expire August 9, 2012. These stock options were determined to have a fair value at grant of $1.54 per share. On September 17, 2007, the Company granted a total of 50,000 stock options to a new employee of the Company. These stock options are exercisable at $3.16 per share and expire September 17, 2012. These stock options were determined to have a fair value at grant of $1.63 per share.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
		exercise price
	Number	$

Outstanding, December 31, 2005	4,375,000	1.25

Forfeit	(897,500)	1.25
Exercised	(106,500)	1.25
Granted on March 24, 2006	75,000	2.01
Granted on April 21, 2006	1,525,000	2.35
Granted on September 26, 2006	435,000	2.75

Outstanding, December 31, 2006	5,406,000	1.69

Forfeit	(194,500)	4.28
Exercised	(774,000)	1.31
Granted on January 3, 2007	200,000	4.08
Granted on February 19, 2007	600,000	5.03
Granted on May 23, 2007	2,100,000	4.75
Granted on July 25, 2007	200,000	3.67
Granted on August 8, 2007	437,500	3.00
Granted on September 17, 2007	50,000	3.16

Outstanding, September 30, 2007 (unaudited)	8,025,000	2.91

As at September 30, 2007 outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number of	contractual	Number of	contractual
$	options	life (years)	options	life (years)	Expiry

1.25	2,632,800	3.1	2,632,800	3.1	November 17, 2010
2.01	75,000	3.5	75,000	3.5	March 25, 2011
2.35	1,500,000	3.6	1,140,000	3.6	April 21, 2011
2.75	424,200	4.0	224,100	4.0	September 26, 2011
3.00	437,500	4.8	43,750	4.8	August 9, 2012
3.16	50,000	5.0	50,000	5.0	September 17, 2012
3.67	200,000	4.8	20,000	4.8	July 15, 2012
4.08	64,000	4.3	64,000	4.3	January 1, 2012
4.75	2,041,500	4.6	210,000	4.6	May 15, 2012
5.03	600,000	4.4	-	4.4	February 15, 2012

	8,025,000	3.9	4,459,650	3.4

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

During the nine month period ended September 30, 2007, the Company recorded a total of $4,815,460 related to stock option compensation. Of that total, $2,743,316 was charged to stock based compensation expense and $2,072,144 was capitalized as deferred exploration expenditures. This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense or as deferred exploration expenditures. This value was determined using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Expected volatility	63% - 67%	67% - 72%
Expected option life (in years)	4.0	3.5 - 4.0
Risk-free interest rate	4.01% - 4.56%	3.96% - 4.17%
Expected dividend yield	0%	0%

Contributed surplus

Amounts recorded as contributed surplus in shareholders' equity relate primarily to the fair value of compensation options and stock options. Activity with respect to contributed surplus is summarized as follows:

$
Balance, December 31, 2005	1,093,086

Exercise of compensation options	(694,436)
Stock option charges	2,348,163
Exercise of stock options	(72,822)
Expired warrants	4,350

Balance, December 31, 2006	2,678,341

Exercise of compensation options	(70,463)
Stock option charges	4,815,460
Exercise of stock options	(542,327)
Expired warrants	1,867

Balance, September 30, 2007 (unaudited)	6,882,878

7.	New Frontiers obligation / Acquisition of NFU Wyoming LLC

On June 30, 2005, under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming, LLC, a newly formed Wyoming limited liability corporation, holding certain Wyoming properties for total consideration of US $20,000,000. The balance of the purchase price of US$15,000,000 was payable by way of a promissory note. The Company had pledged its entire interest in NFU Wyoming, LLC as collateral for amounts due under the promissory note. The purchase price of $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation was recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due, including interest, at maturity. The effective interest rate was 12.04% . Interest accrued on the New Frontiers obligation was capitalized to Wyoming mineral property assets.

On June 6, 2007, the Company repaid the outstanding balance of the New Frontiers obligation in full providing cash of $11,955,375 (US $11,250,000). On June 28, 2006 the Company provided the first anniversary installment of US $5,000,000. The Company's election for early repayment of the balance due resulted in reduced interest charges such that previously accrued interest of $2,016,156 (US $1,744,229) was not payable. This amount was recorded as a reduction of the related Wyoming mineral property assets during the second quarter of 2007.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Consolidated Financial Statements
September 30, 2007

(expressed in Canadian dollars)

8.	Asset retirement obligation

The Company has recorded $183,692 for asset retirement obligations which represent an estimate of costs that would be incurred to restore exploration and development properties to the condition that existed prior to the Company's exploration or development activities. Presently, retirement obligations recorded relate entirely to exploration and development drill holes on Wyoming, USA properties.

9.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is commited to minimum annual lease payments as follows:

		$
Period ending December 31,	2007	52,500
	2008	214,900
	2009	101,000
	2010	90,600
	2011	90,600
	Thereafter	60,400

		610,000

The Company has established a corporate credit card facility with a US bank for use by officers and employees of the Company. This facility has an aggregate borrowing limit of US $250,000. The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

10.	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments except for US dollar foreign currency risk with respect to cash balances held in US dollars. As at September 30, 2007, the Company held approximately US $20.9 million in cash and cash equivalents. The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

11.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties. The Company operates in Canada and the United States. Capital assets segmented by geographic area are as follows:

	September 30, 2007(unaudited)
	Canada	United States	Total
	$	$	$

Capital assets	11,029	739,067	750,096
Mineral exploration properties	361,354	30,328,244	30,689,598
Deferred exploration expenditures	5,647,203	17,518,557	23,165,760

	December 31, 2006
	Canada	United States	Total
	$	$	$

Capital assets	11,258	141,058	152,316
Mineral exploration properties	251,219	30,401,186	30,652,405
Deferred exploration expenditures	3,836,360	9,716,037	13,552,397